UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

Current Report

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 1, 2017

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-9397	76-0207995
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17021 Aldine Westfield Road

Houston, Texas 77073

(Address of Principal Executive Offices)

(713) 439-8600

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

This Amendment No. 1 amends the Current Report on Form 8-K that Baker Hughes Incorporated (“BHI”) filed with the Securities and Exchange Commission (“SEC”) on June 7, 2017 (the "Form 8-K"), concerning certain events including new compensatory arrangements with named executive officers of BHI.

Item 8.01. Other Events.

Explanatory Note

The following disclosures update the definitive proxy statement (the “Proxy Statement”) related to the proposed transactions (the “Transactions”) to combine BHI with the Oil & Gas business (“GE O&G”) of General Electric Company (“GE”) filed by BHI on May 30, 2017 and the Registration Statement on Form S-4, effective May 30, 2017, filed by Bear Newco, Inc., to be renamed “Baker Hughes, a GE company” ("BHGE") in connection with the closing of the Transactions.

(1)	On June 12, 2017, GE announced that Jeffrey R. Immelt, GE’s Chairman and CEO, will retire as CEO on July 31, 2017, and will remain Chairman of the Board of GE for a transition period through December 31, 2017. Mr. Immelt will serve as Chairman of BHGE immediately following the anticipated combination of GE Oil & Gas with Baker Hughes.

The description of Directors of New Baker Hughes beginning on page 234 of the Proxy Statement provides a brief biography of each director nominee of BHGE, including a brief description for Mr. Immelt. Due to the announced changes to Mr. Immelt’s position at GE described above, this amendment to the Form 8-K updates Mr. Immelt’s biography in the Directors of New Baker Hughes disclosure to reflect such changes.

(2)	As reported on the Form 8-K, GE O&G entered into an offer letter and stay and win award letter with each of Derek Mathieson (Chief Commercial Officer for BHI) and Belgacem Chariag (President, Global Operations for BHI) on June 1 and June 2, 2017, respectively, which set forth the terms on which the executive would be employed by BHGE, following the closing of the Transactions. Each letter is contingent on the closing of the Transactions and ratification by the Board of Directors of BHGE, and each letter will become an obligation of BHGE on the closing of the Transactions.

Each letter includes a waiver by the executive of his rights pursuant to, and his release of all claims for any payments or benefits provided under, his existing change in control agreement with BHI and any other retention, severance or change in control payments or benefits to which he may be entitled under any plan, agreement or arrangement of BHI or BHGE (except for any rights he may have pursuant to the existing terms of his BHI equity awards, accelerated vesting of his accounts under the BHI supplemental retirement plan pursuant to the existing terms of such plan, and any payment pursuant to the change in control provision of the BHI Annual Incentive Compensation Plan for Employees).

The Golden Parachute Compensation table beginning on page 125 of the Proxy Statement describes and quantifies the amounts that will or may become payable to Messrs. Chariag and Mathieson in connection with the Transactions based on their existing change in control agreements with BHI and assuming that the Transactions had become effective on May 1, 2017 and that each of their employment had been terminated immediately after the closing by BHI without “cause” or each of them had resigned for “good reason”. Due to the changes to the compensation arrangements of Messrs. Chariag and Mathieson described in the Form 8-K, this amendment to the Form 8-K updates the Golden Parachute Compensation disclosure to reflect such changes.

Updated Golden Parachute Compensation

The paragraph on page 125 of the Proxy Statement is hereby amended by adding the phrase “Other than for Messrs. Chariag and Mathieson,” at the beginning thereof, and by adding the following sentence at the end thereof: “The estimates in the table for each of Messrs. Chariag and Mathieson assume that the Transactions had become effective on June 2, 2017 and that the employment of the executive had been terminated immediately after the closing of the Transactions, in the case of arrangements with Baker Hughes, by Baker Hughes without “cause” or by the executive for “good reason” (see definitions above under “Change in Control and Severance Arrangements—‘Cause’ and ‘Good Reason’”) or, in the case of the stay and win award letters, by New Baker Hughes without “cause” (see definition below under “Stay and Win Award Letters—‘Cause’”).”

The table (and the corresponding footnotes) beginning on page 125 of the Proxy Statement are hereby amended by deleting the information therein that relates to Messrs. Chariag and Mathieson and replacing it with the following:

Name	Cash(1) ($)	Equity(2) ($)	Pension/ NQDC ($)	Perquisites/ Benefits(3) ($)	Tax Reimbursement(4) ($)	Total ($)
Belgacem Chariag, President, Global Operations	3,802,356	12,141,483	—	30,000	3,512,074	19,485,913
Derek Mathieson, Chief Commercial Officer	3,449,816	7,172,955	—	30,000	—	10,652,771

(1)	The amounts in this column reflect the sum of (a) a lump sum payment in respect of the prorated target amount of the executive officer’s annual bonus for 2017, payable to the executive officer on a “single trigger” basis at the closing of the Transactions (see above under “—Annual Bonuses—‘Single Trigger’ Payment”) and (b) a lump sum severance payment equal to the unpaid portion of the executive’s cash retention award plus 18 months of base salary (less any notice or severance payment required by law or other contract), payable to the executive under the stay and win award letter on a “double trigger” basis on termination of employment without “cause” or due to permanent disability or death during the three-year period following the closing of the Transactions. The following table breaks down the amounts referred to in clauses (a) and (b):

Name	“Single Trigger” Prorated Bonus ($)	“Double Trigger” Severance ($)	Total ($)
Mr. Chariag	382,356	3,420,000	3,802,356
Mr. Mathieson	261,022	3,188,794	3,449,816

(2)

Each of the executive officers holds restricted stock and/or restricted stock units that were granted prior to the date of the transaction agreement and the vesting of which would accelerate on a “single trigger” basis at the closing of the Transactions. In addition, in January 2017, each executive officer was granted additional equity awards in the forms of time-based and performance-based restricted stock units, the vesting of which would accelerate on a “double trigger” basis on termination of employment by Baker Hughes (or its successor) without “cause” or by him for “good reason” or due to permanent disability or death during the 12-month period following the closing of the Transactions. Following the closing of the Transactions, each executive officer will be granted a founders grant (subject to approval by board of directors of New Baker Hughes), with restricted stock units comprising 75% of the grant and stock options comprising 25% of the grant, of which the vesting of the restricted stock units would accelerate under the stay and win award letter on a “double trigger” basis on termination of employment without “cause” or due to permanent disability or death during the three-year period following the closing of the Transactions. The amounts in this column reflect the aggregate value of such “single trigger” and “double trigger” vesting. The amounts for the Baker Hughes equity awards were calculated, in accordance with the applicable rules under Regulation S-K under the Exchange Act, by assuming a price per share of Baker Hughes common stock of $55.70, which equals the average closing price of a share over the five-business-day period following the first public announcement of the Transactions, and include the value of dividend equivalents accrued as of June 2, 2017 with respect to the restricted stock units. The amounts for the founders grants reflect the grant value as set forth in the executive officer’s stay and win award letter. The following table breaks down the amounts by “single trigger” versus “double trigger” vesting:

Name	“Single Trigger” Vesting, Baker Hughes Awards ($)	“Double Trigger” Vesting, Baker Hughes Awards ($)	“Double Trigger” Vesting, Founders Grant ($)	Total ($)
Mr. Chariag	6,586,936	2,929,547	2,625,000	12,141,483
Mr. Mathieson	3,006,689	2,347,516	1,818,750	7,172,955

(3)	The amounts in this column reflect the outplacement support that each executive officer would be entitled to receive under the stay and win award letter on a “double trigger” basis on termination of employment without “cause” during the three-year period following the closing of the Transactions.

(4)

The amounts in this column reflect the reimbursement that the executive officers would be entitled to receive for any excise tax imposed on the executive officers under Section 4999 of the Code in connection with the “single trigger” and “double trigger” payments and benefits that the executive officers would be entitled to receive in connection with the closing of the Transactions.

Stay and Win Award Letters—“Cause”

The stay and win award letter with each of Messrs. Chariag and Mathieson defines “cause” to mean the executive’s (a) material failure to perform his employment duties (unless resulting from incapacity due to physical or mental illness), (b) willful engagement in dishonesty, illegal conduct or gross misconduct, (c) embezzlement, misappropriation or fraud or (d) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, if such felony or other crime is work-related, materially impairs the executive’s ability to perform services for New Baker Hughes or its affiliates or results in material harm to New Baker Hughes or its affiliates.

Updated Biography for Jeffrey R. Immelt

The paragraph on page 234 of the Proxy Statement under the header Jeffrey R. Immelt (61) is hereby amended by adding the sentence “He will retire as Chief Executive Officer of GE on July 31, 2017, and will remain Chairman of the Board of Directors of GE for a transition period through December 31, 2017.” after the first sentence thereof.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (Bear Newco, Inc. or “Newco”) has filed with the SEC a registration statement on Form S-4, including Amendments No. 1 and 2 thereto. The registration statement was declared effective by the SEC on May 30, 2017. Newco and Baker Hughes have also filed with the SEC a definitive combined proxy statement/prospectus (the “Combined Proxy Statement/Prospectus”) and Baker Hughes has mailed the Combined Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Combined Proxy Statement/Prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 8, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on May 5, 2017 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2017 annual meeting of stockholders, filed with the SEC on March 9, 2017, its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 8, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the SEC on April 28, 2017 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 15, 2017

BAKER HUGHES INCORPORATED

By:	/s/ Lee Whitley
	Name:	Lee Whitley
	Title:	Vice President and Corporate Secretary